Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2018

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Second Quarter of Fiscal Year 2019 Highlights	2
3.	Operating Performance	3
4.	Investment in New Pacific Metals Corp. (“NUAG”)	12
5.	Second Quarter Fiscal 2019 Financial Results	13
6.	Liquidity and Capital Resources	16
7.	Financial Instruments and Related Risks	18
8.	Off-Balance Sheet Arrangements	20
9.	Transactions with Related Parties	20
10.	Alternative Performance (Non-IFRS) Measures	21
11.	Critical Accounting Policies and Estimates	29
12.	New Accounting Standards	30
13.	Other MD&A Requirements	31
14.	Outstanding Share Data	31
15.	Risks and Uncertainties	32
16.	Disclosure Controls and Procedures	35
17.	Changes in Internal Control over Financial Reporting	35
18.	Directors and Officers	36
Forward Looking Statements		36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and six months ended September 30, 2018 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2018, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and six months ended September 30, 2018, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2018. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. Figures may not add due to rounding.

This MD&A is prepared as of November 6, 2018 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American Stock Exchange.

2.	Second Quarter of Fiscal Year 2019 Highlights

  Sales of $48.1 million, up 1% compared to $47.5 million in the prior year quarter;

  Sold approximately 1.9 million ounces of silver, 1,000 ounces of gold, and 19.4 million pounds of lead, up by 17%, 25%, and 15%, respectively, compared to 1.6 million ounces of silver, 800 ounces of gold, 16.9 million pounds of lead in the prior year quarter while zinc sold was 4.9 million pounds, down 12% compared to 5.6 million pounds in the prior year quarter. The ending inventories of silver-lead concentrate were 3,732 tonnes (containing approximately 0.4 million ounces of silver and 4.3 million pounds of lead), a decrease of 34%, compared to 5,650 tonnes of silver-lead concentrate inventories as at June 30, 2018;

  Gross profit margin of 47% compared to 54% in the prior year quarter, with the decrease mainly due to lower metal prices;

  Net income attributable to equity shareholders of $8.0 million, or $0.05 per share, compared to net income attributable to equity shareholders of $11.1 million, or $0.07 per share in the prior year quarter;

  Cash flow from operations of $21.0 million, up 1% compared to $20.7 million in the prior year quarter;

  Cash cost per ounce of silver1 , net of by-product credits, of negative $3.37, compared to negative $5.16 in the prior year quarter;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, of $2.54, compared to $2.26 in the prior year quarter;

  Paid $1.1 million withholding tax at 10% rate of dividend distributed out of China to the Company, compared to $nil in the prior year quarter; and,

  Ended the quarter with $123.9 million in cash and cash equivalents and short-term investments, an increase of $9.1 million or 8% compared to $114.8 million as at June 30, 2018.

____________________
1 Non IFRS measure, please refer to section 10 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2018:

	Three months ended September 30, 2018
	Ying Mining District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	180,662	67,757	248,419
Ore Milled (tonne)	172,200	67,528	239,728

+ Mining cost per tonne of ore mined ($)	81.50	49.29	72.71
Cash mining cost per tonne of ore mined ($)	58.65	41.25	53.90
Non cash mining cost per tonne of ore mined ($)	22.85	8.04	18.81

+ Unit shipping costs($)	4.26	-	3.07

+ Milling cost per tonne of ore milled ($)	10.47	14.47	11.60
Cash milling cost per tonne of ore milled ($)	8.54	11.45	9.36
Non cash milling cost per tonne of ore milled ($)	1.93	3.02	2.24

+ Average Production Cost
Silver ($ per ounce)	5.91	6.51	6.15
Gold ($ per ounce)	483	-	511
Lead ($ per pound)	0.46	0.65	0.48
Zinc ($ per pound)	0.42	0.61	0.45
Other ($ per pound)	0.47	0.08	0.13

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.04	(5.32)	(0.34)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(2.80)	(10.82)	(3.37)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.52	(2.03)	2.54
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.32	0.50	3.51

Recovery Rates
Silver (%)	96.1	76.7	94.3
Lead (%)	95.6	91.2	95.1
Zinc (%)	51.2	83.3	69.0

Head Grades
Silver (gram/tonne)	308	78	243
Lead (%)	4.6	1.4	3.7
Zinc (%)	0.9	2.8	1.4

Concentrate in stock
Lead concentrate (tonne)	3,452	280	3,732
Zinc concentate (tonne)	230	368	598

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,765	136	1,901
Gold (in thousands of ounces)	1.0	-	1.0
Lead (in thousands of pounds)	17,359	2,063	19,422
Zinc (in thousands of pounds)	1,648	3,240	4,888

Metal Sales
Silver (in thousands of $)	22,140	1,299	23,439
Gold (in thousands of $)	1,024	-	1,024
Lead (in thousands of $)	16,822	1,967	18,789
Zinc (in thousands of $)	1,464	2,897	4,361
Other (in thousands of $)	296	182	478
	41,746	6,345	48,091
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.54	9.55	12.33
Gold ($ per ounce)	1,024	-	1,024
Lead ($ per pound)	0.97	0.95	0.97
Zinc ($ per pound)	0.89	0.89	0.89

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.4% from lead concentrates and 24.3% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2017:

	Three months ended September 30, 2017
	Ying Mining District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	173,294	65,812	239,106
Ore Milled (tonne)	173,946	63,648	237,594

+ Mining cost per tonne of ore mined ($)	81.20	42.62	70.58
Cash mining cost per tonne of ore mined ($)	59.67	34.60	52.77
Non cash mining cost per tonne of ore mined ($)	21.53	8.02	17.81

+ Unit shipping costs($)	3.68	-	2.70

+ Milling cost per tonne of ore milled ($)	10.45	17.90	12.44
Cash milling cost per tonne of ore milled ($)	8.50	14.63	10.14
Non cash milling cost per tonne of ore milled ($)	1.95	3.27	2.30

+ Average Production Cost
Silver ($ per ounce)	5.83	6.16	6.02
Gold ($ per ounce)	439	-	465
Lead ($ per pound)	0.43	0.61	0.46
Zinc ($ per pound)	0.46	0.61	0.47

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.78)	(8.57)	(2.43)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.27)	(13.56)	(5.16)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.08	(3.77)	2.26
+ All-in cost per ounce of Silver, net of by-product credits ($)	1.31	(3.77)	2.50

Recovery Rates
Silver (%)	95.6	74.4	93.2
Lead (%)	96.2	82.8	94.8
Zinc (%)	50.7	81.6	67.9

Head Grades
Silver (gram/tonne)	294	102	243
Lead (%)	4.3	1.4	3.5
Zinc (%)	0.8	2.8	1.3

Concentrate in stock
Lead concentrate (tonne)	4,070	32	4,102
Zinc concentate (tonne)	230	82	312

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,472	155	1,627
Gold (in thousands of ounces)	0.8	-	0.8
Lead (in thousands of pounds)	15,279	1,656	16,935
Zinc (in thousands of pounds)	2,269	3,311	5,580

Metal Sales
Silver (in thousands of $)	20,928	1,668	22,596
Gold (in thousands of $)	857	-	857
Lead (in thousands of $)	16,036	1,769	17,805
Zinc (in thousands of $)	2,528	3,558	6,086
Other (in thousands of $)	187	10	197
	40,536	7,005	47,541
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.22	10.76	13.89
Gold ($ per ounce)	1,071	-	1,071
Lead ($ per pound)	1.05	1.07	1.05
Zinc ($ per pound)	1.11	1.07	1.09

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.2% from lead concentrates and 20.2% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2018:

	Six months ended September 30, 2018
	Ying Mining
	District[1]	GC2	Consolidated
Production Data
Mine Data
Ore Mined (tonne)	337,393	147,724	485,117
Ore Milled (tonne)	328,129	149,339	477,468

+ Mining cost per tonne of ore mined ($)	86.50	46.76	74.40
Cash mining cost per tonne of ore mined ($)	62.15	38.83	55.05
Non cash mining cost per tonne of ore mined ($)	24.35	7.93	19.35

+ Unit shipping costs($)	4.28	-	2.96

+ Milling cost per tonne of ore milled ($)	11.48	15.93	12.87
Cash milling cost per tonne of ore milled ($)	9.37	13.10	10.54
Non cash milling cost per tonne of ore milled ($)	2.11	2.83	2.33

+ Average Production Cost
Silver ($ per ounce)	5.68	6.03	5.94
Gold ($ per ounce)	436	-	466
Lead ($ per pound)	0.45	0.64	0.48
Zinc ($ per pound)	0.45	0.65	0.48
Other ($ per pound)	0.46	0.02	0.05

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.37)	(9.49)	(2.06)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.27)	(15.01)	(5.18)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	0.75	(6.92)	1.61
+ All-in cost per ounce of Silver, net of by-product credits ($)	1.67	(5.72)	2.66

Recovery Rates
Silver (%)	96.1	75.9	93.9
Lead (%)	95.8	89.1	95.0
Zinc (%)	52.9	84.1	70.8

Head Grades
Silver (gram/tonne)	315	83	242
Lead (%)	4.6	1.3	3.5
Zinc (%)	1.0	2.8	1.5

Concentrate in stock
Lead concentrate (tonne)	3,452	280	3,732
Zinc concentate (tonne)	230	368	598

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,078	286	3,364
Gold (in thousands of ounces)	1.7	-	1.7
Lead (in thousands of pounds)	30,672	3,646	34,318
Zinc (in thousands of pounds)	3,781	7,484	11,265

Metal Sales
Silver (in thousands of $)	40,490	2,772	43,262
Gold (in thousands of $)	1,716	-	1,716
Lead (in thousands of $)	32,097	3,743	35,840
Zinc (in thousands of $)	3,980	7,793	11,773
Other (in thousands of $)	430	195	625
	78,713	14,503	93,216
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.15	9.69	12.86
Gold ($ per ounce)	1,009	-	1,009
Lead ($ per pound)	1.05	1.03	1.04
Zinc ($ per pound)	1.05	1.04	1.05

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 50.8% from lead concentrates and 25.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2017:

	Six months ended September 30, 2017
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	333,701	130,677	464,378
Ore Milled (tonne)	338,904	129,592	468,496

+ Mining cost per tonne of ore mined ($)	79.03	44.78	69.39
Cash mining cost per tonne of ore mined ($)	57.32	36.88	51.57
Non cash mining cost per tonne of ore mined ($)	21.71	7.90	17.82

+ Unit shipping costs($)	3.86	-	2.78

+ Milling cost per tonne of ore milled ($)	10.28	18.14	12.45
Cash milling cost per tonne of ore milled ($)	8.29	14.95	10.13
Non cash milling cost per tonne of ore milled ($)	1.99	3.19	2.32

+ Average Production Cost
Silver ($ per ounce)	5.78	6.63	6.12
Gold ($ per ounce)	441	-	480
Lead ($ per pound)	0.39	0.59	0.43
Zinc ($ per pound)	0.45	0.62	0.46
Other ($ per pound)	0.38	0.01	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.18)	(5.69)	(1.68)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(3.79)	(10.39)	(4.51)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.30	(3.06)	3.44
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.56	(1.42)	3.86

Recovery Rates
Silver (%)	95.7	77.8	93.6
Lead (%)	96.3	86.0	95.1
Zinc (%)	48.4	81.2	67.0

Head Grades
Silver (gram/tonne)	299	100	244
Lead (%)	4.4	1.5	3.6
Zinc (%)	0.8	2.7	1.3

Concentrate in stock
Lead concentrate (tonne)	4,070	32	4,102
Zinc concentate (tonne)	230	82	312

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,796	344	3,140
Gold (in thousands of ounces)	1.7	-	1.7
Lead (in thousands of pounds)	29,044	3,803	32,847
Zinc (in thousands of pounds)	3,024	7,555	10,579

Metal Sales
Silver (in thousands of $)	39,132	3,647	42,779
Gold (in thousands of $)	1,816	-	1,816
Lead (in thousands of $)	27,683	3,570	31,253
Zinc (in thousands of $)	3,267	7,500	10,767
Other (in thousands of $)	395	228	623
	72,293	14,945	87,238
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.00	10.60	13.62
Gold ($ per ounce)	1,068	-	1,068
Lead ($ per pound)	0.95	0.94	0.95
Zinc ($ per pound)	1.08	0.99	1.02

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.4% from lead concentrates and 20.5% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Mineral resouces tax was excluded from production costs, but presented as a separate line item on the consolidated statements of income
+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Mill Production

For the three months ended September 30, 2018 (“Q2 Fiscal 2019”), on a consolidated basis, the Company mined 248,419 tonnes of ore, an increase of 4% or 9,313 tonnes, compared to 239,106 tonnes in the three months ended September 30, 2017 (“Q2 Fiscal 2018”). Ore mined at the Ying Mining District increased by 4% or 7,368 tonnes, and ore mined at the GC Mine increased by 3% or 1,945 tonnes. Ore milled were 239,728 tonnes, up 1% compared to 237,594 tonnes of ore milled in Q2 Fiscal 2018. Ending stockpiled ore inventory as at September 30, 2018 was 21,362 tonnes, up 75% compared to 12,234 tonnes as at March 31, 2018.

For the six months ended September 30, 2018, on a consolidated basis, the Company mined 485,117 tonnes of ore, an increase of 4% or 20,739 tonnes, compared to 464,378 tonnes mined in the same prior year period. Ore mined at the Ying Mining District increased by 1% or 3,692 tonnes to 337,393 tonnes from 333,701 tonnes, and ore mined at the GC Mine increased by 13% or 17,047 tonnes to 147,724 tonnes from 130,677 tonnes in the same prior year period. In the same comparative period, ore milled increased 2% to 477,468 tonnes compared to 468,496 tonnes.

(b) Metal Sales

In Q2 Fiscal 2019, the Company sold approximately 1.9 million ounces of silver, 1,000 ounces of gold, and 19.4 million pounds of lead, up by 17%, 25%, and 15%, respectively, compared to 1.6 million ounces of silver, 800 ounces of gold, 16.9 million pounds of lead in Q2 Fiscal 2018 while zinc metal sold was 4.9 million pounds, down 12% compared to 5.6 million pound in Q2 Fiscal 2018. As at September 30, 2018, inventories of silver-lead concentrate were 3,732 tonnes and zinc concentrate inventories were 598 tonnes, compared to 4,070 tonnes of silver-lead concentrate inventories and 370 tonnes of zinc concentrate inventories as at March 31, 2018.

For the six months ended September 30, 2018, the Company sold approximately 3.4 million ounces of silver, 1,700 ounces of gold, 34.3 million pounds of lead, and 11.3 million pounds of zinc, compared to 3.1 million ounces of silver, 1,700 ounces of gold, 32.8 million of lead, and 10.6 million pounds of zinc sold in the same prior year period.

(c) Mining and Milling Costs1

In Q2 Fiscal 2019, the consolidated total mining costs and cash mining costs were $72.71 and $53.90 per tonne, compared to $70.58 and $52.77 per tonne, respectively, in Q2 Fiscal 2018. The 2% increase in the cash mining costs per tonne was mainly due to more tunnelling expensed at the GC Mine in the current quarter. The consolidated total milling costs and cash milling costs in Q2 Fiscal 2019 were $11.60 and $9.36 per tonne, down 7% and 8% compared to $12.44 and $10.14 per tonne, respectively, in Q2 Fiscal 2018.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed in Q2 Fiscal 2019 increased slightly by 2% and 1% to $87.38 and $66.33, respectively, from $85.72 and $65.61 in Q2 Fiscal 2018, but the consolidated cash production costs per tonne is 6% lower than the annual guidance of $70.20 the Company provided in February 2018.

For the six months ended September 30, 2018, the consolidated total mining costs and cash mining costs were $74.40 and $55.05 per tonne, an increase of 7% and 7%, compared to $69.39 and $51.57 per tonne in the same prior year period. The consolidated total milling costs and cash milling costs were $12.87 and $10.54, an increase of 3% and 4%, respectively, compared to $12.45 and $10.13 per tonne in the same prior year period.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed for the six months ended September 30, 2018 were $90.23 and $68.55, an increase of 7%

____________________
1 Non IFRS measure, please refer to section 10 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and 6%, respectively, compared to $84.62 and $64.48 in the same prior year period, but the consolidated cash production costs is 2% lower than the annual guidance of $70.20.

(d) Total and Cash Costs per Ounce of Silver, Net of By-Product Credits

In Q2 Fiscal 2019, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $0.34 and negative $3.37 compared to negative $2.43 and negative $5.16 respectively, in the prior year quarter. The increase in cash cost per ounce of silver, net of byproduct credits, is mainly due to a 14% decrease in by-product credits per ounce of silver, mainly arising from 8% and 18% decreases in the realized lead and zinc selling price. Sales from lead and zinc accounted for 48% of the total sales and amounted to $23.2 million, a decrease of $0.7 million, compared to $23.9 million in Q2 Fiscal 2018.

For the six months ended September 30, 2018, the consolidated total production costs and cash costs per ounce of silver, net of by-product credits, were negative $2.06 and negative $5.18 compared to negative $1.68 and negative $4.51 respectively, in the same prior year period. The overall improvement in cash cost per ounce of silver, net of by-product credits, is mainly due to a 12% increase in by-product credits, mainly arising from 9% and 3% increases in the realized lead and zinc selling prices and 4% and 6% increase in lead and zinc metals sold. Sales from lead and zinc accounted for 51% of the total sales and amounted to $47.6 million, an increase of $5.6 million, compared to $42.0 million in the prior year quarter.

(e) All-in Sustaining Costs per Ounce of Silver, Net of By-Product Credits

In Q2 Fiscal 2019, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, is $2.54 compared to $2.26 in Q2 Fiscal 2018. The increase was mainly due to the increase of cash costs per ounce of silver, net of by-product credits as discussed above.

For the six months ended September 30, 2018, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits is $1.61 compared to $3.44 in the same prior year period. The improvement was mainly due to an increase of $5.4 million in by-product credits and a decrease of $9.9 million in sustaining capital expenditures.

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including the SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production. The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Six Months ended September 30,
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	2018	2017
Ore Mined (tonne)	180,662	156,730	113,820	166,619	173,294	337,393	333,701
Ore Milled (tonne)	172,200	155,929	112,285	167,543	173,946	328,129	338,904
Head Grades
Silver (gram/tonne)	308	323	309	315	294	315	299
Lead (%)	4.6	4.5	4.3	4.5	4.3	4.6	4.4
Zinc (%)	0.9	1.1	1.0	1.0	0.8	1.0	0.8
Recoveries
Silver (%)	96.1	96.0	95.9	95.8	95.6	96.1	95.7
Lead (%)	95.6	96.3	96.5	96.4	96.2	95.8	96.3
Zinc (%)	51.2	54.5	54.5	57.3	50.7	52.9	48.4
Metal Sales
Silver (in thousands of ounce)	1,765	1,313	1,319	1,322	1,472	3,078	2,796
Gold (in thousands of ounce)	1.0	0.7	0.7	0.7	0.8	1.7	1.7
Lead (in thousands of pound)	17,359	13,313	12,649	13,487	15,279	30,672	29,044
Zinc (in thousands of pound)	1,648	2,133	1,106	2,006	2,269	3,781	3,024
Cash mining costs ($ per tonne)	58.65	63.49	65.88	66.71	59.67	62.15	57.32
Total mining costs ($ per tonne)	81.50	89.57	92.81	90.12	81.20	86.50	79.03
Cash milling costs ($ per tonne)	8.54	10.30	12.59	9.84	8.50	9.37	8.29
Total milling costs ($ per tonne)	10.47	12.60	15.80	11.87	10.45	11.48	10.28
Cash production costs ($ per tonne)	71.45	78.10	82.84	80.60	71.85	75.80	69.47

Cash costs per ounce of silver ($)	(2.80)	(6.25)	(3.41)	(4.53)	(4.27)	(4.27)	(3.79)
All-in sustaining costs per ounce of silver ($)	1.52	(0.28)	1.39	2.13	1.08	0.75	2.30

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

i) Q2 Fiscal 2019 vs. Q2 Fiscal 2018

In Q2 Fiscal 2019, the total ore mined at the Ying Mining District was 180,662 tonnes, an increase of 4% or 7,368 tonnes, compared to 173,294 tonnes mined in Q2 Fiscal 2018. Ore milled was 172,200 tonnes, a decrease of 1% or 1,746 tonnes compared to 173,946 tonnes in Q2 Fiscal 2018. As at September 30, 2018, stockpiled ore at the Ying Mining District was 19,269 tonne, an increase of 10,742 tonnes compared to 8,527 tonnes as at March 31, 2018.

Head grades of ore milled at the Ying Mining District in Q2 Fiscal 2019 were 308 grams per tonne (“g/t”) for silver, 4.6% for lead, and 0.9% for zinc, compared to 294 g/t for silver, 4.3% for lead and 0.8% for zinc in Q2 Fiscal 2018. The Company continues to achieve good dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Q2 Fiscal 2019, the Ying Mining District sold approximately 1.8 million ounces silver, 17.4 million pounds lead, and 1.6 million pounds zinc, compared to 1.5 million ounces silver, 15.3 million pounds lead, and 2.3 million pounds of zinc in Q2 Fiscal 2018. As at September 30, 2018, inventories of silver-lead concentrate at the Ying Mining District were 3,452 tonnes and zinc concentrate inventories were 230 tonnes, compared to inventories of 4,050 tonnes of silver-lead concentrate and 350 tonnes of zinc concentrate as at March 31, 2018.

Total and cash mining costs per tonne at the Ying Mining District in Q2 Fiscal 2019 were $81.50 and $58.65 per tonne, respectively, comparable to $81.20 and $59.67 per tonne in Q2 Fiscal 2018. Total and cash milling costs per tonne at the Ying Mining District in Q2 Fiscal 2019 were $10.47 and $8.54, also comparable to $10.45 and $8.50 in Q2 Fiscal 2018.

Correspondingly, the total production costs and cash production cost per tonne of ore processed in Q2 Fiscal 2019 at the Ying Mining District were $96.23 and $71.45, compared to $95.33 and $71.85 in Q2 Fiscal 2018, but the cash production costs per tonne is 5% lower than the annual guidance of $75.40.

Cash cost per ounce of silver, net of by-product credits, in Q2 Fiscal 2019 at the Ying Mining District, was negative $2.80 compared to negative $4.27 in the prior year quarter. The increase in the cash cost per ounce of silver, net of by-product credits, is mainly due to a 15% decrease in by-product credits per ounce of silver, mainly arising from 8% and 20% decreases in lead and zinc realized selling price. All in sustaining costs per ounce of silver, net of by-product credits, in Q2 Fiscal 2019 at the Ying Mining District was $1.52 compared to $1.08 in the prior year quarter. The increase was mainly due to the cash cost per ounce of silver, net of by-product credits as discussed above.

In Q2 Fiscal 2019, approximately 22,672 metres or $0.5 million worth of underground diamond drilling (Q2 Fiscal 2018 – 29,834 metres or $0.6 million) and 5,376 metres or $1.7 million worth of preparation tunnelling (Q2 Fiscal 2018 – 6,390 metres or $1.9 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 18,634 metres or $6.0 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2018 – 16,958 metres or $5.2 million) were completed and capitalized. ii) Six months ended September 30, 2018 vs. Six months ended September 30, 2017

For the six months ended September 30, 2018, a total of 337,393 tonnes of ore were mined at the Ying Mining District, an increase of 1% or 3,692 tonnes compared to 333,701 tonnes mined in the same prior year period. Ore milled was 328,129 tonnes, down 3% or 10,775 tonnes compared to 338,904 tonnes in the same prior year period. Average head grades of ore processed were 315 g/t for silver, 4.6% for lead, and 1.0% for zinc compared to 299 g/t for silver, 4.4% for lead, and 0.8% for zinc, respectively, in the same prior year period.

During the same time periods, the Ying Mining District sold approximately 3.1 million ounces of silver, 1,700 ounces of gold, 30.7 million pounds of lead, and 3.8 million pounds of zinc, compared to 2.8 million ounces of silver, 1,700 ounces of gold, 29.0 million pounds of lead, and 3.0 million pounds of zinc in prior year period.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the six months ended September 30, 2018, the cash mining costs and cash milling costs at the Ying Mining District were $62.15 per tonne and $9.37 per tonne, an increase of 8% and 13%, respectively, compared to $57.32 and $8.29 in the same prior year period. The cash production cost was $75.80 per tonne, slightly higher than the annual guidance of $75.40.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the Ying Mining District, for the six months ended September 30, 2018, were negative $4.27 and $0.75 respectively, compared to negative $3.79 and $2.30 in the same prior year period.

For the six months ended September 30, 2018, approximately 49,521 metres or $1.1 million worth of underground diamond drilling (same prior year period – 60,898 metres or $1.3 million) and 10,917 metres or $3.0 million worth of preparation tunnelling (same prior year period – 11,727 metres or $3.3 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 35,562 metres or $12.5 million worth of horizontal tunnels, raises, and declines (same prior year period – 35,848 metres or $10.2 million) were completed and capitalized.

(ii) GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Six Months ended September 30,
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	2018	2017
Ore Mined (tonne)	67,757	79,967	29,442	85,665	65,812	147,724	130,677
Ore Milled (tonne)	67,528	81,811	26,252	88,494	63,648	149,339	129,592
Head Grades
Silver (gram/tonne)	78	87	96	97	102	83	100
Lead (%)	1.4	1.3	1.3	1.4	1.4	1.3	1.5
Zinc (%)	2.8	2.9	2.9	2.8	2.8	2.8	2.7
Recovery Rates
Silver (%)	76.7	75.3	76.3	73.6	74.4	75.9	77.8
Lead (%)	91.2	87.1	87.5	83.9	82.8	89.1	86.0
Zinc (%)	83.3	84.8	85.7	81.3	81.6	84.1	81.2
Metal Sales
Silver (in thousands of ounce)	136	150	63	196	155	286	344
Lead (in thousands of pound)	2,063	1,583	688	2,263	1,656	3,646	3,803
Zinc (in thousands of pound)	3,240	4,244	1,479	4,399	3,311	7,484	7,555
Cash mining cost ($ per tonne)	41.25	36.78	45.92	35.48	34.60	38.83	36.88
Total mining cost ($ per tonne)	49.29	44.62	57.47	43.10	42.62	46.76	44.78
Cash milling cost ($ per tonne)	11.45	14.46	25.07	14.09	14.63	13.10	14.95
Total milling cost ($ per tonne)	14.47	17.14	33.41	16.45	17.90	15.93	18.14
Cash production cost ($ per tonne)	52.70	51.24	70.99	49.57	49.23	51.93	51.83

Cash cost per ounce of silver ($)	(10.81)	(18.81)	(13.95)	(15.34)	(13.56)	(15.01)	(10.39)
All-in sustaining cost per ounce of silver ($)	(2.03)	(11.36)	(4.57)	(4.52)	(3.77)	(6.92)	(3.06)

i) Q2 Fiscal 2019 vs. Q2 Fiscal 2018

In Q2 Fiscal 2019, the total ore mined at the GC Mine was 67,757 tonnes, an increase of 3% or 1,945 tonnes, compared to 65,812 tonnes mined in Q2 Fiscal 2018, while ore milled was 67,528 tonnes, an increase of 6% or 3,880 tonnes compared to 63,648 tonnes in Q2 Fiscal 2018. Average head grades of ore processed at the GC Mine were 78 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 102 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year quarter.

In Q2 Fiscal 2019, the GC Mine sold 136 thousand ounces of silver, 2.1 million pounds of lead, and 3.2 million pounds of zinc, compared to 155 thousand ounces of silver, 1.7 million pounds of lead, and 3.3 million pounds of zinc sold in the prior year quarter. The decrease in metals sold at the GC Mine was mainly due to the increase in ending concentrate inventories. As at September 30, 2018, inventories of silver-lead concentrates were 280 tonnes and zinc concentrates were 368 tonnes, compared to inventories of 20 tonnes of silver-lead concentrate and 20 tonnes of zinc concentrate as at March 31, 2018.

Total and cash mining costs per tonne at the GC Mine in Q2 Fiscal 2019 were $49.29 and $41.25 per tonne, compared to $42.62 and $34.60 per tonne in Q2 Fiscal 2018. The increase in cash mining costs was mainly due to a $0.3 million increase in mining preparation costs resulting from more underground drilling and tunnelling expensed in the current quarter. Total and cash milling costs per tonne at the GC

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Mine in Q2 Fiscal 2019 were $14.47 and $11.45, a decrease of 19% and 22%, respectively, compared to $17.90 and $14.63, respectively, in Q2 Fiscal 2018.

Correspondingly, the total production costs and cash production costs per tonne of ore processed in Q2 Fiscal 2019 at the GC Mine were $63.76 and $52.70, an increase of 5% and 7%, respectively, compared to $60.52 and $49.23 in the prior year quarter, but the cash production costs per tonne is an 8% lower than the annual guidance of $57.20.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $10.81 compared to negative $13.56 in the prior year quarter. The increase was mainly due to a $0.3 million or 11% increase cash production costs expensed into cost of sales and a $0.3 million or 5% decrease in byproduct credits mainly resulting from an 11% and 17% decrease in net realized lead and zinc selling prices at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q2 Fiscal 2019 at the GC Mine was negative $2.03 compared to negative $3.77 in the prior year quarter, and the increase was mainly due to higher cash costs per ounce of silver, net of by product credits as discussed above.

In Q2 Fiscal 2019, approximately 7,355 metres or $0.3 million worth of underground diamond drilling (Q2 Fiscal 2018 – 5,511 metres or $0.2 million) and 5,243 metres or $1.4 million worth of tunnelling (Q2 Fiscal 2018 – 3,940 metres or $1.1 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 241 metres or $0.2 million of horizontal tunnels, raises and declines (Q2 Fiscal 2018 – 105 metres or $0.1 million) were completed and capitalized. ii) Six months ended September 30, 2018 vs. Six months ended September 30, 2017

For the six months ended September 30, 2018, a total of 147,724 tonnes of ore were mined and 149,339 tonnes were milled at the GC Mine compared to 130,677 tonnes mined and 129,592 tonnes milled in the same prior year period. Average head grades of ore milled were 83 g/t for silver, 1.3% for lead, and 2.8% for zinc compared to 100 g/t for silver, 1.5% for lead, and 2.7% for zinc, respectively, in the same prior year period.

During the same time periods, the GC Mine sold approximately 286 thousand ounces of silver, 3.6 million pounds of lead, and 7.5 million pounds of zinc, compared to 344 thousand ounces of silver, 3.8 million pounds of lead, and 7.6 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2018, the cash mining costs at the GC Mine was $38.83 per tonne, an increase of 5% compared to $36.88 per tonne in the same prior year period. The increase in the cash mining costs was mainly due to a $0.7 million increase in mining preparation as more underground drilling and tunnelling was expensed in the current period. The cash milling costs was $13.10 per tonne, a decrease of 12% compared to $14.95 in the same prior year period. Correspondingly, the total production costs and cash production costs per tonne at the GC Mine were $62.69 and $51.93, comparable to $62.92 and $51.83 in the prior year period, but cash production costs per tonne 9% lower than the annual guidance of $57.20 Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the six months ended September 30, 2018, were negative $15.01 and negative $6.92 respectively, compared to negative $10.39 and negative $3.06 in the same prior year period.

For the six months ended September 30, 2018, approximately 14,774 metres or $0.7 million worth of underground diamond drilling (same prior year period – 10,483 metres or $0.5 million) and 10,484 m or $3.0 million of tunnelling (same prior year period – 9,232 metres or $2.4 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 779 metres or $0.7 million of horizontal tunnels, raise, and declines (same prior year period – 263 metres or $0.2 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In October 2018, the Company exercised its first right of refusal and entered into an agreement with GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), the 5% equity shareholder of GC Mine and a related party of the Company as it is controlled by a relative of an officer and director of the Company, to acquire its 4% ownership in GC Mine for cash consideration of $2.2 million (RMB¥15 million). The acquisition price is at 54% discount of the net present value estimated per AMC’s independent 43-101 report released on July 25, 2018. After this transaction, the Company owns 99% ownership in GC Mine.

(iii) BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In light of the recent increase in lead and zinc prices, the Company has resumed activities at the XHP project to review and evaluate alternatives for this project.

4.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at September 30, 2018, the Company owned 39,280,900 common shares (March 31, 2018 –39,280,900) of NUAG, representing an ownership interest of 29.8% (March 31, 2018 – 29.8%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266
Share of net loss		(384)
Share of other comprehensive income		617
Foreign exchange impact		(149)
Balance September 30, 2018	39,280,900	$38,085	$47,337

NUAG acquired a 100% interest in the Silver Sand Property, an early-stage exploration projects in the Potosi Department of Bolivia, in July 2017 and commenced a 30,000 meters exploration drilling program in October 2017. Exploration results of this drilling program have not yet been released by NUAG as of the date of this MD&A.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In July 2018, NUAG entered into an acquisition option agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand project. NUAG also expects to enter into additional acquisition option agreements with other private concession owners to further expand the mineral concession area for the Silver Sand project.

5.	Second Quarter Fiscal 2019 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
Sales	$48,091	$45,125	$38,449	$44,352
Gross Profit	22,700	24,851	19,107	23,166
Expenses and foreigh exchange	(6,080)	(4,486)	(4,403)	(5,581)
Impairment reversal	-		4,714	-
Dilution gain on investment in associate	-		-	822
Other Items	220	311	628	1,962
Net income	11,077	14,177	14,713	16,067
Net income, attributable to the
shareholders of the Company	8,037	10,921	12,194	12,718
Basic earnings per share	0.05	0.07	0.07	0.08
Diluted earnings per share	0.05	0.06	0.07	0.07
Cash dividend declared	-	2,095	-	1,683
Cash dividended declared per share	-	0.01	-	0.01
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016*
Sales	$47,541	$39,697	$34,064	$47,838
Gross Profit	25,606	20,005	20,304	25,019
Expenses and foreigh exchange	(6,274)	(7,026)	(5,083)	(3,197)
Impairment reversal	-	-	5,278
Gain on disposal of NSR	-	4,320
Other Items	533	236	981	169
Net Income	14,602	13,514	16,334	16,638
Net income, attributable to the
shareholders of the Company	11,145	10,937	13,507	13,115
Basic earnings per share	0.07	0.07	0.08	0.08
Diluted earnings per share	0.07	0.06	0.08	0.08
Cash dividend declared	-	1,679	-	1,585
Cash dividended declared per share (CAD)	-	0.01	-	0.01

*Mineral resources tax has been excluded from expenses but included as part of cost of sales

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver and lead price. (b) Financial Results

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2019 was $8.0 million, or $0.05 per share, compared to $11.1 million, or $0.07 per share in the three months ended September 30, 2017 (“Q2 Fiscal 2018”).

The Company’s financial results in Q2 Fiscal 2019 were mainly impacted by i) a decrease of 11%, 4%, 8%, and 18% in the realized selling prices for silver, gold, lead and zinc, respectively compared to Q2 Fiscal 2018, and ii) an increase of 17% and 15% of silver and lead metals sold.

Net income attributable to the shareholders of the Company for the six months ended September 30, 2018 was $19.0 million, or $0.11 per share, an effective increase of $1.2 million or 7% over the same

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

prior year period, which was $17.8 million or $0.10 per share after excluding a one-time gain on the sale of a Net Smelter Royalty, which increased the actual net income to shareholders to $22.1 million or $0.13 per share in the same prior year period.

Sales in Q2 Fiscal 2019 were $48.1 million, up 1% compared to $47.5 million in Q2 Fiscal 2018. Silver and gold sales represented $23.4 million and $1.0 million, respectively, while base metals represented $23.6 million of total sales, compared to silver, gold and base metals sales of $22.6 million, $0.9 million, and $24.1 million, respectively, in Q2 Fiscal 2018.

For the six months ended September 30, 2018, sales were $93.2 million, up 7% from $87.2 million in the same prior year period. Silver and gold sales were $43.3 million and $1.7 million, respectively, while base metals represented $48.2 million of total sales, compared to silver, gold, and base metals sales of $42.8, $1.8 million and $42.6 million, respectively, in the same prior year period.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”) at a rate of 16% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q2 Fiscal 2019, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
Net realized selling prices	$12.33	$13.89	$1,024	$1,071	$0.97	$1.05	$0.89	$1.09
Add back: Value added taxes	1.97	2.36	-	-	0.16	0.18	0.14	0.19
Add back: Smelter charges and recovery	1.81	0.17	194	219	0.14	0.06	0.41	0.40
SME	$16.11	$16.42	$1,218	$1,290	$1.27	$1.29	$1.45	$1.68
LME	$15.03	$16.84	$1,213	$1,278	$0.95	$0.85	$1.15	$1.34

Cost of sales in Q2 Fiscal 2019 was $25.4 million compared to $21.9 million in Q2 Fiscal 2018. The cost of sales included $18.2 million (Q2 Fiscal 2018 - $16.2 million) cash production costs, $1.4 million mineral resources tax (Q2 Fiscal 2018 - $1.3 million), and $5.8 million (Q2 Fiscal 2018 - $4.4 million) depreciation and amortization charges. The increase in cash production costs and depreciation and amortization charges was mainly due to more metals sold in the current quarter while the increase in mineral resources tax was due to higher sales achieved in Q2 Fiscal 2019.

For the six months ended September 30, 2018, cost of sales was $45.7 million compared to $41.6 million in the same prior year period. The cost of sales included $32.5 million cash production costs, $2.6 million mineral resources taxes and $10.5 million depreciation and amortization charges compared to $30.3 million production costs, $2.4 million mineral resources taxes and $8.9 million depreciation and amortization respectively, in the same prior year period.

Gross profit margin in Q2 Fiscal 2019 was 47%, compared to 54% in Q2 Fiscal 2018, with the decrease mainly due to the decrease in metal selling prices. Ying Mining District’s gross profit margin was 50% compared to 56% in Q2 Fiscal 2018. GC Mine’s gross profit margin was 29% compared to 40% in Q2 Fiscal 2018.

For the six months ended September 30, 2018, gross profit margin was 51% compare to 52% in the same prior year period. Ying Mining District’s gross profit margin was 54% compared to 56% in the same prior year period. GC Mine’s profit margin was 35% compared to 34% in the same prior year period.

General and administrative expenses in Q2 Fiscal 2019 and the six months ended September 30, 2018 were $4.6 million and $9.1 million (Q2 Fiscal 2018 - $4.5 million, six months ended September 30, 2017 - $9.0 million), and the increase was mainly due to non-cash share-based compensation expenses. Items included in general and administrative expenses are as follows:

(i)	Amortization expenses of $0.3 million and $0.6 million (Q2 Fiscal 2018 - $0.3 million, six months ended September 30, 2017 – $0.8 million);

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	Office and administrative expenses of $1.6 million and $3.1 million (Q2 Fiscal 2018 - $1.9 million, six months ended September 30, 2017 – $3.0 million);

(iii)	Salaries and benefits of $2.1 million and $4.2 million (Q2 Fiscal 2018 - $1.9 million, six months ended September 30, 2017 – $4.1 million);

(iv)	Share-based compensation expense of $0.5 million and $0.9 million (Q2 Fiscal 2018 - $0.3 million, six months ended September 30, 2017 – $0.7 million); and

(v)	Professional fees of $0.2 million and $0.3 million (Q2 Fiscal 2018 - $0.2 million, six months ended September 30, 2017 – $0.6 million).

Government fees and other taxes in Q2 Fiscal 2019 and the six months ended September 30, 2018 were $0.7 million and $1.6 million (Q2 Fiscal 2018 - $0.7 million, six months ended September 30, 2017 – $1.5 million). Government fees include environmental protection fee and mineral resources compensation fee. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange loss in Q2 Fiscal 2019 was $0.7 million compared to $1.1 million in Q2 Fiscal 2018. For the six months ended September 30, 2018, $0.1 million foreign exchange gain was recorded compared to $2.7 million loss recorded in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q2 Fiscal 2019 and six months ended September 30, 2018 were $124 and $134 (Q2 Fiscal 2018 - $6, six months ended September 30, 2017 – $176). The loss was related to the disposal of obsolete equipment.

Gain on sales of Net Smelter Royalty in Q2 Fiscal 2019 and the six months ended September 30, 2018 was $nil. For the six months ended September 30, 2017, the Company recorded a gain of $4.3 million on the disposal of mineral rights and properties. On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter royalty (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2018, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$5.8 million) and recognized a gain of $4,319 on the disposal of the NSR.

Share of loss in an associate in Q2 Fiscal 2019 and six months ended September 30, 2018 were $0.1 million and $0.4 million (Q2 Fiscal 2018 – $0.1 million, six months ended September 30, 2017 – $0.4 million), representing the Company’s equity pickup in NUAG.

Finance income in Q2 Fiscal 2019 and the six months ended September 30, 2018 were $0.8 million and $1.6 million (Q2 Fiscal 2018 - $0.7 million, six months ended September 30, 2017 – $1.2 million). The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs in Q2 Fiscal 2019 and the six months ended September 30, 2018 were $0.2 million and $0.3 million (Q2 Fiscal 2018 - $0.1 million, six months ended September 30, 2017 – $0.2 million). The finance costs in the current period were related to the unwinding of the discount of the environmental rehabilitation provisions and the bank loan, the Company’s 77.5% owned subsidiary Henan Found

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

borrowed from Bank of China in June 2018. The loan bears the prevailing Chinese loan prime rate (currently at 4.35%) and matures on June 14, 2019.

Income tax expenses in Q2 Fiscal 2019 were $5.8 million compared to $5.3 million in Q2 Fiscal 2018. The income tax expense recorded in Q2 Fiscal 2019 included current income tax expense of $5.1 million (Q2 Fiscal 2018 – $4.5 million) and deferred income tax expense of $0.7 million (Q2 Fiscal 2018 –$1.0 million). The current income tax expenses include $1.1 million withholding tax (Q2 Fiscal 2018 –$nil), which is 10% of the dividends distributed out of China to the Company by the Company’s Chinese subsidiaries.

For the six months ended September 30, 2018, income tax expenses were $12.3 million (same prior year period – $9.3 million), which included current income tax expense of $11.0 million (same prior year period – $7.7 million) and deferred income tax expenses of $1.3 million (same prior year period – $1.5 million). The current income tax expenses include $2.3 million withholding tax (six months ended September 30, 2017 - $nil) paid on dividends distributed out of China to the Company by the Company’s Chinese subsidiaries.

6.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at September 30, 2018 were $123.9 million, an increase of $9.1 million or 8%, compared to $114.8 million cash and cash equivalents and short-term investment as at June 30, 2018.

Working capital as at September 30, 2018 was $98.7 million, an increase of $4.5 million or 5%, compared to $94.2 million working capital as at June 30, 2018.

Cash flows provided by operating activities in Q2 Fiscal 2019 were $21.0 million, compared to $20.7 million in Q2 Fiscal 2018. Before changes in non-cash operating working capital, cash flows provided by operating activities in Q2 Fiscal 2019 were $18.2 million, a decrease of $3.5 million or 16%, compared to $21.7 million in the prior year quarter. The decrease was mainly due to less operating income arising from lower metal prices.

For the six months ended September 30, 2018, cash flows provided by operating activities were $42.2 million, compared to $37.6 million in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the six months ended September 30, 2018 were $41.8 million, an increase of $5.4 million or 15%, compared to $36.4 million in the same prior year period.

Cash flows used in investing activities in Q2 Fiscal 2019 were $37.0 million (Q2 Fiscal 2018 - $54.6 million), comprising mainly of payment of $6.1 million for capitalized mineral exploration and development expenditures (Q2 Fiscal 2018 - $5.0 million), $0.4 million for acquisition of plant and equipment (Q2 Fiscal 2018 - $1.5 million), $30.5 million for net purchases of short-term investments (Q2 Fiscal 2018 - $28.1 million) to earn higher interest income, and $nil million for the investment in NUAG (Q2 Fiscal 2018 - $20.0 million).

For the six months ended September 30, 2018, cash flows used in investing activities were $30.6 million, comprising mainly of cash used in capitalized mineral exploration and development expenditures of $11.8 million, acquisition of plant and equipment of $1.6 million, and net purchase of short term investments of $17.2 million. For the six months ended September 30, 2017, cash flows used in investing activities were $65.4 million comprising mainly of cash used in capitalized mineral exploration and development expenditures of $10.9 million, acquisition of plant and equipment of $2.7 million, investment in NUAG of $20.0 million, and net purchase of short-term investments of $31.8 million.

Cash flows used in financing activities in Q2 Fiscal 2019 were $2.8 million, comprising mainly of a $3.3 million distribution to non-controlling interest shareholders offset by $0.5 million cash from the issuance of common shares of the Company arising from exercised stock options. In Q2 Fiscal 2018, $0.2 million was from financing activities arising from the issuance of common shares of the Company

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

from stock options exercised.

For six months ended September 30, 2018, cash flows used in financing activities were $3.2 million, comprising mainly of $6.6 million distributions to non-controlling interest shareholders, $2.1 million cash dividend to the equity shareholders of the Company offset by $4.5 million proceeds from the bank loan and $1.0 million from the issuance of common shares of the Company arising from exercised stock options. In the same prior year period, cash used in financing activities was $6.4 million, comprising mainly of $4.9 million cash distributed to non-controlling interest shareholders and $1.7 million cash dividends to the equity shareholders of the Company offset by $0.2 million cash from the issuance of common shares of the Company arising from exercised stock options.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$2,842	$547	$2,295	$-
Commitments	$6,418	$-	$-	$6,418

As of September 30, 2018, the Company has two office rental agreements totaling $2,842 for the next five years and commitments of $6,418 related to the GC property. During the three and six months ended September 30, 2018, the Company incurred rental expenses of $189 and $385, respectively (three and six months ended September 30, 2017 - $167 and $325, respectively), which were included in office and administrative expenses on the condensed consolidated interim statement of income Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) at the Luoyang Luolong District People’s Court (the “District Court’) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project.
  Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang Intermediate People’s Court (the “Intermediate Court”) against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 by the Intermediate Court. In July 2018, the Intermediate Court decided to combine Luoyang Mining’s claim and Henan Found’s counter claim as one case. In September 2018, the Company reached a mutual settlement agreement with Luoyang Mining and paid the $1.6 million (RMB10.0 million) to Luoyang Mining and the case was closed. The settlement has no material impact on the Company’s financial results as the $1.6 million was accrued and included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company in prior years.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at September 30, 2018 and March 31, 2018 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$53,522	$-	$-	$53,522
Investments in publicly traded companies	7,790	-	-	7,790

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2018 and March 31, 2018, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of level 3 during the three and six months ended September 30, 2018 and 2017.

(a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2018				March 31, 2018
	Within a year	2-3 years	4-5 years	Total	Total
Bank loan	$4,371	$-	$-	$4,371	$-
Accounts payable and accrued liabilities	29,144	-	-	29,144	25,198

(b) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk that may affect net income is summarized as follow:

	September 30, 2018	March 31, 2018
Financial assets denominated in U.S. Dollars	$45,143	$27,256

As at September 30, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.5 million.

(c) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at September 30, 2018, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding bank loan is subject to the Chinese prevailing loan prime interest rate plus four basis points. If the prime interest rate was increased (decreased) by 1%, interest expenses would be increased (decreased) by approximately $0.5 million per annum. However, the Company does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in the base interest rate in the last three years.

(d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at September 30, 2018. There were no amounts in other receivables which were past due at September 30, 2018 (at March 31, 2018 - $nil) for which no provision is recognized.

(e) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $610.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this report are as follows:

(a) Transactions with NUAG

Due from a related party	September 30, 2018	March 31, 2018
NUAG (a)	$32	$11

According to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the three and six months ended September 30, 2018, the Company recovered $50 and $99, respectively (three and six months ended September 30, 2017 - $140 and $250, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b) Transactions with key management personnel

The Company has identified its directors and senior officers as its key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The compensation costs for key management personnel, including the grant date fair value for options granted to key management personnel and fees paid or payable to company controlled by key management personnel, were as follows:

	Three month ended September 30,		Six month ended September 30,
	2018	2017	2018	2017
Salaries and bonuses	$340	$1,128	$759	$1,532
Share-based compensation	440	-	440	-
	$780	$1,128	$1,199	$1,532

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2018 and 2017: (a) Cash and Total Costs per Ounce Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total costs per ounce of silver, net of byproduct credits.

Three months ended September 30, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$20,878	$4,513	$25,391
Less: mineral resources tax		(1,202)	(190)	(1,392)
Total production costs expensed into cost of sales	A	19,676	4,323	23,999
Less: Amortization and depletion		(5,013)	(747)	(5,760)
Total cash production cost expensed into cost of sales	B	14,663	3,576	18,239
By-product sales
Gold		(1,024)	-	(1,024)
Lead		(16,822)	(1,967)	(18,789)
Zinc		(1,464)	(2,897)	(4,361)
Other		(296)	(182)	(478)
Total by-product sales	C	(19,606)	(5,046)	(24,652)
Silver ounces sold ('000s)	D	1,765	136	1,901
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$0.04	$(5.32)	$(0.34)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.80)	$(10.81)	$(3.37)

Total production cost per ounce of silver, before by-product credits	A/D	$11.15	$31.79	$12.62
Total cash cost per ounce of silver, before by-product credits	B/D	$8.31	$26.29	$9.59

By-product credits per ounce of silver
Gold		$(0.58)	$-	$(0.54)
Lead		(9.53)	(14.46)	(9.88)
Zinc		(0.83)	(21.30)	(2.29)
Other		(0.17)	(1.34)	(0.25)
Total by-product credits per ounce of silver		$(11.11)	$(37.10)	$(12.96)

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$17,716	$4,219	$21,935
Less: mineral resources tax		(1,107)	(210)	(1,317)
Total production costs expensed into cost of sales	A	16,609	4,009	20,618
Amortization and depletion		(3,667)	(774)	(4,441)
Total cash production cost expensed into cost of sales	B	12,942	3,235	16,177
By-product sales
Gold		(857)	-	(857)
Lead		(16,036)	(1,769)	(17,805)
Zinc		(2,528)	(3,558)	(6,086)
Other		187	(10)	177
Total by-product sales	C	(19,234)	(5,337)	(24,571)
Silver ounces sold ('000s)	D	1,472	155	1,627
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.78)	$(8.57)	$(2.43)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.27)	$(13.56)	$(5.16)

Total production cost per ounce of silver, before by-product credits	A/D	$11.28	$25.86	$12.67
Total cash cost per ounce of silver, before by-product credits	B/D	$8.79	$20.87	$9.94
By-product credits per ounce of silver
Gold		$(0.58)	$-	$(0.53)
Lead		(10.89)	(11.41)	(10.94)
Zinc		(1.72)	(22.95)	(3.74)
Other		0.13	(0.06)	0.11
Total by-product credits per ounce of silver		$(13.06)	$(34.42)	$(15.10)

Six month ended September 30, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$36,214	$9,451	$45,665
Less: mineral resources tax		(2,206)	(435)	(2,641)
Total production costs expensed into cost of sales	A	34,008	9,016	43,024
Less: Amortization and depletion		(8,931)	(1,578)	(10,509)
Total cash production cost expensed into cost of sales	B	25,077	7,438	32,515
By-product sales
Gold		(1,716)	-	(1,716)
Lead		(32,097)	(3,743)	(35,840)
Zinc		(3,980)	(7,793)	(11,773)
Other		(430)	(195)	(625)
Total by-product sales	C	(38,223)	(11,731)	(49,954)
Silver ounces sold ('000s)	D	3,078	286	3,364
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.37)	$(9.49)	$(2.06)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(4.27)	$(15.01)	$(5.18)

Total production cost per ounce of silver, before by-product credits	A/D	$11.05	$31.52	$12.79
Total cash cost per ounce of silver, before by-product credits	B/D	$8.15	$26.01	$9.67
By-product credits per ounce of silver
Gold		$(0.56)	$-	$(0.51)
Lead		(10.43)	(13.09)	(10.65)
Zinc		(1.29)	(27.25)	(3.50)
Other		(0.14)	(0.68)	(0.19)
Total by-product credits per ounce of silver		$(12.42)	$(41.02)	$(14.85)

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$31,838	$9,789	$41,627
Less: mineral resources tax		(1,980)	(448)	(2,428)
Total production costs expensed into cost of sales	A	29,858	9,341	39,199
Amortization and depletion		(7,295)	(1,618)	(8,913)
Total cash production cost expensed into cost of sales	B	22,563	7,723	30,286
By-product sales
Gold		(1,816)	-	(1,816)
Lead		(27,683)	(3,570)	(31,253)
Zinc		(3,267)	(7,500)	(10,767)
Other		(395)	(228)	(623)
Total by-product sales	C	(33,161)	(11,298)	(44,459)
Silver ounces sold ('000s)	D	2,796	344	3,140
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.18)	$(5.69)	$(1.68)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.79)	$(10.39)	$(4.51)

Total production cost per ounce of silver, before by-product credits	A/D	$10.68	$27.15	$12.48
Total cash cost per ounce of silver, before by-product credits	B/D	$8.07	$22.45	$9.65
By-product credits per ounce of silver
Gold		$(0.65)	$-	$(0.58)
Lead		(9.90)	(10.38)	(9.95)
Zinc		(1.17)	(21.80)	(3.43)
Other		(0.14)	(0.66)	(0.20)
Total by-product credits per ounce of silver		$(11.86)	$(32.84)	$(14.16)

(b) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further includes corporate general and administrative expenses, government fees and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a detailed reconciliation of these measures for the periods presented:

Ying Mining Developing

		Ying Mining			Developing
Three month ended September 30, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$20,878	$-	$4,513	$-	$-	$25,391
Depreciation, amortization and depletion		(5,013)	-	(748)	-	-	(5,761)
By-products credits		(19,606)	-	(5,046)	-	-	(24,652)
Total cash cost, net of by-product credits		(3,741)	-	(1,281)	-	-	(5,022)
General & administrative		1,642	174	493	140	2,156	4,605
Amortization included in general & administrative		(96)	(76)	(76)	-	(39)	(287)
Government fees and other taxes		545	3	205	-	14	767
Reclamation accretion		98	10	8	2	-	118
Sustaining capital		4,234	-	375	-	45	4,654
All-in sustaining cost, net of by-product credits	A	$2,682	$111	$(276)	$142	$2,176	$4,835
Non-sustaining expenditures		1,414	-	344	76	-	1,834
All-in cost, net of by-product credits	B	$4,096	$111	$68	$218	$2,176	$6,669
Ounces of silver sold	C	1,765	-	136	-	-	1,901
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.52	$-	$(2.03)	$-	$-	$2.54
All-in cost per ounce of silver, net of by-product credits	B/C	$2.32	$-	$0.50	$-	$-	$3.51

		Ying Mining			Developing
Three months ended September 30, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$17,716	$-	$4,219	$-	$-	$21,935
Depreciation, amortization and depletion		(3,667)	-	(774)	-	-	(4,441)
By-products credits		(19,608)	-	(5,337)	-	-	(24,945)
Total cash cost, net of by-product credits		(5,559)	-	(1,892)	-	-	(7,451)
General & administrative		1,293	364	467	220	2,129	4,473
Amortization included in general & administrative		(100)	(80)	(63)	-	(57)	(300)
Government fees and other taxes		588	5	94	2	1	690
Reclamation accretion		92	8	8	4	-	112
Sustaining capital		5,280	1	801	-	72	6,154
All-in sustaining cost, net of by-product credits	A	$1,593	$298	$(584)	$226	$2,145	$3,678
Non-sustaining expenditures		339	-	-	49	-	388
All-in cost, net of by-product credits	B	$1,932	$298	$(584)	$275	$2,145	$4,066
Ounces of silver sold	C	1,472	-	155	-	-	1,627
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.08	$-	$(3.77)	$-	$-	$2.26
All-in cost per ounce of silver, net of by-product credits	B/C	$1.31	$-	$(3.77)	$-	$-	$2.50

		Ying Mining			Developing
Six months ended September 30, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$36,214	$-	$9,451	$-	$-	$45,665
Depreciation, amortization and depletion		(8,931)	-	(1,578)	-	-	(10,509)
By-products credits		(38,223)	-	(11,731)	-	-	(49,954)
Total cash cost, net of by-product credits		(10,940)	-	(3,858)	-	-	(14,798)
General & administrative		2,918	370	1,015	277	4,497	9,077
Amortization included in general & administrative		(198)	(157)	(157)	-	(80)	(592)
Government fees and other taxes		1,160	13	362	-	34	1,569
Reclamation accretion		202	19	16	5	-	242
Sustaining capital		9,166	-	642	-	123	9,931
All-in sustaining cost, net of by-product credits	A	$2,308	$245	$(1,980)	$282	$4,574	$5,429
Non-sustaining expenditures		2,845	58	344	258	-	3,505
All-in cost, net of by-product credits	B	$5,153	$303	$(1,636)	$540	$4,574	$8,934
Ounces of silver sold	C	3,078	-	286	-	-	3,364
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$0.75	$-	$(6.92)	$-	$-	$1.61
All-in cost per ounce of silver, net of by-product credits	B/C	$1.67	$-	$(5.72)	$-	$-	$2.66

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Six months ended September 30, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$31,838	$-	$9,789	$-	$-	$41,627
Depreciation, amortization and depletion		(7,295)	-	(1,618)	-	-	(8,913)
By-products credits		(33,161)	-	(11,298)	-	-	(44,459)
Total cash cost, net of by-product credits		(8,618)	-	(3,127)	-	-	(11,745)
General & administrative		2,625	527	996	288	4,607	9,043
Amortization included in general & administrative		(197)	(163)	(115)	-	(105)	(580)
Government fees and other taxes		1,283	5	226	2	15	1,531
Reclamation accretion		181	16	15	5	-	217
Sustaining capital		11,170	38	952	-	164	12,324
All-in sustaining cost, net of by-product credits	A	$6,444	$423	$(1,053)	$295	$4,681	$10,790
Non-sustaining expenditures		725	-	566	49.00	-	1,340
All-in cost, net of by-product credits	B	$7,169	$423	$(487)	$344	$4,681	$12,130
Ounces of silver sold	C	2,796	-	344	-	-	3,140
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.30	$-	$(3.06)	$-	$-	$3.44
All-in cost per ounce of silver, net of by-product credits	B/C	$2.56	$-	$(1.42)	$-	$-	$3.86

(c) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the periods presented:

Three months ended September 30, 2018
		Ying Mining
		District	GC	Total
Cost of slaes		$20,878	$4,513	$25,391
Less: mineral resources tax		(1,202)	(190)	(1,392)
Production costs expensed in cost of sales	A	19,676	4,323	23,999
Metals revenue ( in thousands of US$)
Silver	B	22,140	1,299	23,439
Gold	C	1,024	-	1,024
Lead	D	16,822	1,967	18,789
Zinc	E	1,464	2,897	4,361
Other	F	296	182	478
	G	41,746	6,345	48,091
Metals sold
Silver (in thousands of ounces)	H	1,765	136	1,901
Gold (in thousands of ounces)	I	1.0	-	1.0
Lead (in thousands of pounds)	J	17,359	2,063	19,422
Zinc (in thousands of pounds)	K	1,648	3,240	4,888
Other (in thousands of pounds)	L	299	1,582	1,881
Average production cost ($/unit)
Silver	B/G*A/H	$5.91	$6.51	$6.15
Gold	C/G*A/I	$483	$-	$511
Lead	D/G*A/J	$0.46	$0.65	$0.48
Zinc	E/G*A/K	$0.42	$0.61	$0.45
Other	F/G*A/L	$0.47	$0.08	$0.13

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$17,716	$4,219	$21,935
Less: mineral resources tax		(1,107)	(210)	(1,317)
Production costs expensed in cost of sales	A	16,609	4,009	20,618
Metals revenue ( in thousands of US$)
Silver	B	20,928	1,668	22,596
Gold	C	857	-	857
Lead	D	16,036	1,769	17,805
Zinc	E	2,528	3,558	6,086
Other	F	187	10	197
	G	40,536	7,005	47,541
Metals sold
Silver (in thousands of ounces)	H	1,472	155	1,627
Gold (in thousands of ounces)	I	0.8	-	0.8
Lead (in thousands of pounds)	J	15,279	1,656	16,935
Zinc (in thousands of pounds)	K	2,269	3,311	5,580
Other (in thousands of pounds)	L	176	4,234	4,410
Average production cost ($/unit)
Silver	B/G*A/H	$5.83	$6.16	$6.02
Gold	C/G*A/I	$438.93	$-	$464.59
Lead	D/G*A/J	$0.43	$0.61	$0.46
Zinc	E/G*A/K	$0.46	$0.61	$0.47
Other	F/G*A/L	$0.44	$-	$0.02

Six months ended September 30, 2018
		Ying Mining
		District	GC	Total
Cost of slaes		$36,214	$9,451	$45,665
Less: mineral resources tax		(2,206)	(435)	(2,641)
Production costs expensed in cost of sales	A	34,008	9,016	43,024
Metals revenue ( in thousands of US$)
Silver	B	40,490	2,772	43,262
Gold	C	1,716	-	1,716
Lead	D	32,097	3,743	35,840
Zinc	E	3,980	7,793	11,773
Other	F	430	195	625
	G	78,713	14,503	93,216
Metals sold
Silver (in thousands of ounces)	H	3,078	286	3,364
Gold (in thousands of ounces)	I	1.7	-	1.7
Lead (in thousands of pounds)	J	30,672	3,646	34,318
Zinc (in thousands of pounds)	K	3,781	7,484	11,265
Other (in thousands of pounds)	L	407	5,376	5,783
Average production cost ($/unit)
Silver	B/G*A/H	$5.68	$6.03	$5.94
Gold	C/G*A/I	$436	$-	$466
Lead	D/G*A/J	$0.45	$0.64	$0.48
Zinc	E/G*A/K	$0.45	$0.65	$0.48
Other	F/G*A/L	$0.46	$0.02	$0.05

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2017
		Ying Mining
		District	GC	Total
Cost of slaes		$31,838	$9,789	$41,627
Less: mineral resources tax		(1,980)	(448)	(2,428)
Production costs expensed in cost of sales	A	29,858	9,341	39,199
Metals revenue ( in thousands of US$)
Silver	B	39,132	3,647	42,779
Gold	C	1,816	-	1,816
Lead	D	27,683	3,570	31,253
Zinc	E	3,267	7,500	10,767
Other	F	395	228	623
	G	72,293	14,945	87,238
Metals sold
Silver (in thousands of ounces)	H	2,796	344	3,140
Gold (in thousands of ounces)	I	1.7	-	1.7
Lead (in thousands of pounds)	J	29,044	3,803	32,847
Zinc (in thousands of pounds)	K	3,024	7,555	10,579
Other (in thousands of pounds)	L	430	12,136	12,566
Average production cost ($/unit)
Silver	B/G*A/H	$5.78	$6.63	$6.12
Gold	C/G*A/I	$441	$-	$480
Lead	D/G*A/J	$0.39	$0.59	$0.43
Zinc	E/G*A/K	$0.45	$0.62	$0.46
Other	F/G*A/L	$0.38	$0.01	$0.02

(d) Production Costs per Tonne

Three months ended September 30, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$20,878	4,513	$-	$25,391
Less: mineral resources tax		(1,202)	(190)		(1,392)
Less: stockpile and concentrate inventory - Beginning		(7,761)	(619)	(846)	(9,226)
Add: stockpile and concentrate inventory - Ending		5,748	600	815	7,163
Adjustment for foreign exchange movement		(390)	(138)	31	(497)
Total production costs		$17,273	$4,166	$-	$21,439
Non-cash mining costs	A	4,128	545	-	4,673
Non-cash milling costs	B	333	204	-	537
Total non-cash production costs		$4,461	$749	$-	$5,210
Cash mining costs	C	10,595	2,795	-	13,390
Shipping costs	D	746	-	-	746
Cash milling costs	E	1,471	773	-	2,244
Total cash production costs		$12,812	$3,568	$-	$16,380
Ore mined ('000s)	F	180.662	67.757	-	248.419
Ore shipped ('000s)	G	175.167	67.757	-	242.924
Ore milled ('000s)	H	172.200	67.528	-	239.728
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	22.85	8.04	-	18.81
Non-cash milling costs ($/tonne)	J=B/H	1.93	3.02	-	2.24
Non-cash production costs ($/tonne)	K=I+J	$24.78	$11.06	$-	$21.05
Cash mining costs ($/tonne)	L=C/F	58.65	41.25	-	53.90
Shipping costs ($/tonne)	M=D/G	4.26	-	-	3.07
Cash milling costs ($/tonne)	N=E/H	8.54	11.45	-	9.36
Cash production costs ($/tonne)	0=L+M+N	$71.45	$52.70	$-	$66.33
Total production costs ($/tonne)	P=K+O	$96.23	$63.76	$-	$87.38

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$17,716	$4,219	$-	$21,935
Less: mineral resources tax		(1,107)	(210)	-	(1,317)
Less: stockpile and concentrate inventory - Beginning		(4,943)	(91)	-	(5,034)
Add: stockpile and concentrate inventory - Ending		4,971	235	-	5,206
Adjustment for foreign exchange movement		(78)	(209)	-	(287)
Total production costs		$16,559	$3,944	$-	$20,503
Non-cash mining costs	A	3,731	528	-	4,259
Non-cash milling costs	B	339	208	-	547
Total non-cash production costs		$4,070	$736	$-	$4,806
Cash mining costs	C	10,341	2,277	-	12,618
Shipping costs	D	669	-	-	669
Cash milling costs	E	1,478	931	-	2,409
Total cash production costs		$12,488	$3,208	$-	$15,696
Ore mined ('000s)	F	173.294	65.812	-	239.105
Ore shipped ('000s)	G	181.661	65.812	-	247.472
Ore milled ('000s)	H	173.946	63.648	-	237.594
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	21.53	8.02	-	17.81
Non-cash milling costs ($/tonne)	J=B/H	1.95	3.27	-	2.30
Non-cash production costs ($/tonne)	K=I+J	$23.48	$11.29	$-	$20.11
Cash mining costs ($/tonne)	L=C/F	59.67	34.60	-	52.77
Shipping costs ($/tonne)	M=D/G	3.68	-	-	2.70
Cash milling costs ($/tonne)	N=E/H	8.50	14.63	-	10.14
Cash production costs ($/tonne)	0=L+M+N	$71.85	$49.23	$-	$65.61
Total production costs ($/tonne)	P=K+O	$95.33	$60.52	$-	$85.72

Six months ended September 30, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$36,214	$9,451	$-	$45,665
Less: mineral resources tax		(2,206)	(435)	-	(2,641)
Less: stockpile and concentrate inventory - Beginning		(5,353)	(340)	(891)	(6,584)
Add: stockpile and concentrate inventory - Ending		5,748	600	815	7,163
Adjustment for foreign exchange movement		(34)	(140)	76	(98)
Total production costs		$34,369	$9,136	$-	$43,505
Non-cash mining costs	A	8,215	1,172	-	9,387
Non-cash milling costs	B	691	423	-	1,114
Total non-cash production costs		$8,906	$1,595	$-	$10,501
Cash mining costs	C	20,968	5,736	-	26,704
Shipping costs	D	1,417	-	-	1,417
Cash milling costs	E	3,076	1,956	-	5,032
Total cash production costs		$25,461	$7,692	$-	$33,153
Ore mined ('000s)	F	337.393	147.724	-	485.117
Ore shipped ('000s)	G	330.698	147.724	-	478.422
Ore milled ('000s)	H	328.129	149.339	-	477.468
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	24.35	7.93	-	19.35
Non-cash milling costs ($/tonne)	J=B/H	2.11	2.83	-	2.33
Non-cash production costs ($/tonne)	K=I+J	$26.46	$10.76	$-	$21.68
Cash mining costs ($/tonne)	L=C/F	62.15	38.83	-	55.05
Shipping costs ($/tonne)	M=D/G	4.28	-	-	2.96
Cash milling costs ($/tonne)	N=E/H	9.37	13.10	-	10.54
Cash production costs ($/tonne)	0=L+M+N	$75.80	$51.93	$-	$68.55
Total production costs ($/tonne)	P=K+O	$102.26	$62.69	$-	$90.23

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$31,838	$9,789	$-	$41,627
Less: mineral resources tax		(1,980)	(448)	-	(2,428)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)		(4,872)
Add: stockpile and concentrate inventory - Ending		4,971	235		5,206
Adjustment for foreign exchange movement		(164)	(14)	-	(178)
Total production costs		$31,151	$8,204	$-	$39,355
Non-cash mining costs	A	7,244	1,033	-	8,277
Non-cash milling costs	B	674	413	-	1,087
Total non-cash production costs		$7,918	$1,446	$-	$9,364
Cash mining costs	C	19,128	4,820	-	23,948
Shipping costs	D	1,296	-	-	1,296
Cash milling costs	E	2,809	1,938	-	4,747
Total cash production costs		$23,233	$6,758	$-	$29,991
Ore mined ('000s)	F	333.701	130.677	-	464.378
Ore shipped ('000s)	G	335.479	130.677	-	466.156
Ore milled ('000s)	H	338.904	129.592	-	468.496
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	21.71	7.90	-	17.82
Non-cash milling costs ($/tonne)	J=B/H	1.99	3.19	-	2.32
Non-cash production costs ($/tonne)	K=I+J	$23.70	$11.09	$-	$20.14
Cash mining costs ($/tonne)	L=C/F	57.32	36.88	-	51.57
Shipping costs ($/tonne)	M=D/G	3.86	-	-	2.78
Cash milling costs ($/tonne)	N=E/H	8.29	14.95	-	10.13
Cash production costs ($/tonne)	0=L+M+N	$69.47	$51.83	$-	$64.48
Total production costs ($/tonne)	P=K+O	$93.17	$62.92	$-	$84.62

11. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended September 30, 2018, as well as the audited consolidated financial statements for the year ended March 31, 2018.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proven and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditures and rehabilitation obligations.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the costs of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12.	New Accounting Standards

(a) Adoption of new accounting standards

IFRS 9 (2014) – Financial Instruments (amended 2014)

On April 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 – Financial Instruments, the final version issued in 2014 by IASB (“IFRS 9 2014”). As the Company has applied IFRS 9 (2010) effective April 1, 2011, the adoption of IFRS 9 (2014) has no impact on the classification or the carrying value of the Company’s financial instruments. IFRS 9 (2014) introduced a single expected credit loss impairment model for the financial assets measured at amortized cost and for debt instrument at fair value through other comprehensive income, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements. IFRS 9 (2014) change the requirements for hedge effectiveness and consequently for the application of hedge accounting. As the Company does not apply hedge accounting, the adoption of IFRS 9 (2014) with regards to hedge accounting did not impact the Company or its accounting policies.

IFRS 15 – Revenue from contracts with customers

The Company adopted IFRS 15 – Revenue from contracts with customers (IFRS 15), using the modified retrospective approach, on April 1, 2018, and the adoption of IFRS 15 has no cumulative impact on its opening retained earnings as at April 1, 2018. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

those goods or services. IFRS 15 also introduces the concept of performance obligations that are defined as “distinct” promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligation on a relative standalone selling price basis. The company reviewed its revenue streams and underly contracts with customers and determined that the adoption of IFRS 15 has no impact on the Company’s financial statements.

Other narrow scope amendments

The Company has adopted IFRIC interpretation 22 – Foreign currency transaction and advanced consideration, and narrow scope amendments to IFRS 2 – Share-based payment, which did not have a material impact on the Company’s financial statements.

(b) Accounting standards not yet effective IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”) and Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company expects to identify and collect data relating to existing lease agreements during Fiscal 2019.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2018.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 168,739,936 common shares with a recorded value of $230.4 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2020-02-24
143,000	4.34	2019-09-18
840,000	3.63	2020-01-18
1,130,000	3.40	2021-08-24
1,010,000	3.36	2020-10-02
1,032,500	3.23	2021-03-12
118,500	2.98	2019-01-21
221,168	1.75	2019-05-29
340,000	1.76	2019-10-14
1,259,260	1.43	2020-06-02
942,104	0.66	2018-12-31
7,066,532

15.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2018. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii) encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii) other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2018, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, Corporate Secretary & General Counsel

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 37